FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2022 THE BANK OF N.T. BUTTERFIELD & SON LIMITED

Michael W. Collins Chairman and Chief Executive Officer Report to shareholders & financial highlights Six Months Ended June 30, 2022 Butterfield has achieved strong financial and operational results during the first half of 2022. Rising interest rates, disciplined expense management, and increased non-interest earnings have resulted in significant net income and earnings per share growth, as well as a solid return on tangible common equity. Butterfield continues to be a leading provider of offshore banking and private trust products and services, and operates in highly regarded jurisdictions. Our banking business benefits from franchise-level market shares in Bermuda and the Cayman Islands, with a growing presence in the Channel Islands. In the Bahamas, Switzerland, and Singapore, we provide specialized financial services offerings, in addition to our prime central London mortgage products available to high net worth borrowers. Our growth in recent years has combined increased market share in our island markets with selective acquisitions. We continue to evaluate opportunities and believe acquiring appropriately priced offshore trust or banking businesses can be an accretive way to expand our footprint and continue Butterfield’s growth story. Summary of Results For the first six months of 2022, Butterfield reported net income of $93.5 million, or $1.88 per diluted common share and core net income* of $94.9 million or $1.91 per diluted common share. The core return on average tangible common equity* was 24.6% for the first six months of 2022 compared to 19.0% in the comparative period last year. Our net interest margin improved by nine basis points to 2.14%, compared to 2.05% in the first six months of 2021. Management and Board Changes During the second quarter of 2022, Craig Bridgewater was appointed as our new Group Chief Financial Officer. Craig has been with Butterfield since October 2019, when he joined as Group Head of Finance from KPMG in Bermuda, where he was a Partner with responsibility for the banking and asset management practice. Craig assumed the CFO role from Michael Schrum, who was appointed as Butterfield’s new President and Chief Risk Officer, replacing Sabeth Siddique. I would like to thank Sabeth for his contributions and particularly his risk leadership during the pandemic. In July we announced the retirement of Michael Covell from the Board of Directors. Michael has been an active and knowledgeable participant in Board discussions, sharing valuable insights particularly in relation to the private wealth and trust businesses. On behalf of the entire Board of Directors, we thank him for his contributions and guidance during his tenure. With Michael Covell’s retirement, the Board now has nine members. The Corporate Governance Committee is evaluating new candidates with a view to further broadening the experience and diversity of the Board. Value creation I am pleased to share that Butterfield has recently joined the United Nations Global Compact ("UNGC") – the world’s largest corporate sustainability initiative. Participating in the UNGC reinforces our commitment to ethical and responsible business practices and gives us an organizing framework as we continue to develop our environmental and social responsibility programs, aimed at creating shared value for the communities in which we operate. * See table “Reconciliation of US GAAP Results to Core Earnings” for reconciliation of US GAAP results to non-GAAP measures.

Group highlights (Results for six months ended June 30, 2022 with comparisons to the period ended June 30, 2021) Net income increased by 15.1% from $81.2 million for the six-month period ended June 30, 2021 to $93.5 million for the period ended June 30, 2022. Non-interest income increased by 5.5% from $96.4 million at June 30, 2021 to $101.7 million at June 30, 2022. Foreign exchange income increased by 12.6% to $24.5 million driven by higher transactional volumes. Banking fee revenues increased by 6.9% to $25.6 million primarily due to increased card services income as a result of higher transaction volumes as economic activity improved. Custody and other administration services revenues decreased by 9.3% to $6.9 million, primarily due to lower assets under administration as a result of market impacts on net asset values. Trust and asset management revenues remained constant at $26.0 million and $14.9 million, respectively. Net interest income before provisions for credit losses increased by 5.5% from $149.6 million for the six-month period ended June 30, 2021 to $157.8 million for the period ended June 30, 2022. Total interest income increased by $10.3 million to $172.3 million due to both rate increases as a result of rising market interest rates and favorable volume variances. Total interest expense increased $2.1 million to $14.4 million due to rising rates. Provisions for credit recoveries decreased by $2.5 million due to the extension of a large, long-term government facility in the Cayman Islands offset by a combination of decreases in non-accrual loans, paydowns in the portfolio and less favorable macroeconomic forecasts. Net interest margin (NIM) for the six months ended June 30, 2022 was 2.14% compared to 2.05% in the comparative period in the prior year. The increase was mainly due to improved market interest rates and a favorable mix of deployment into higher yielding assets. Other gains (losses) for the six months ended June 30, 2022 was a gain of $0.9 million compared to a loss of $0.1 million for the comparative period ended June 30, 2021. The movement is mainly due to a defined benefit settlement accounting adjustment recorded in the current year. Salaries and other employee benefits (including non-service employee benefits expense) increased by 1.4% to $83.3 million driven by costs associated with the departure of a senior executive and recorded as a non-core item. Other non-interest expenses (including income tax) decreased by 1.7% from $85.1 million for the six-month period ended June 30, 2021 to $83.7 million for the period ended June 30, 2022 primarily due to the following: (i) a decrease in technology and communications expenses by 11.5% to $28.1 million mainly due to the depreciation charges on the existing core banking system expiring in 2021 and continuing to outpace costs associated with the new technology projects; offset by (ii) an increase in marketing expenses by 28.6% to $3.1 million mainly due increased business development travel and corporate sponsorships and (iii) an increase in income tax expense by 29.3% to $2.0 million due to higher revenue in the Channel Islands.

Balance sheet (as at June 30, 2022 compared to December 31, 2021) Total assets of the Bank were $14.3 billion at June 30, 2022, a decrease of $1.0 billion from December 31, 2021. The Bank maintained a highly liquid position at June 30, 2022, with its $8.8 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 61.5% of total assets, compared with 63.3% at December 31, 2021. Loans, net of allowance for credit losses totaled $5.1 billion at June 30, 2022, which was $0.1 billion lower than December 31, 2021 balances. The decrease was driven by the Channel Islands and UK segment as a result of facility repayments and a decrease in the GBP/USD foreign exchange rate and partially offset by the extension of a government facility in the Cayman Islands. The loan portfolio represented 35.8% of total assets at June 30, 2022 (December 31, 2021: 34.2%), while loans as a percentage of total deposits increased to 39.3% at June 30, 2022 from 37.8% at December 31, 2021. The increase in both ratios were attributable principally to a decrease in deposit balances at June 30, 2022 driven by the expected withdrawal of some pandemic-related deposits as well as the impact of the strengthening US dollar on non-US dollar denominated balances. Investment in securities was $6.0 billion at June 30, 2022, down $0.3 billion from December 31, 2021. The movement was driven by the increase in total net unrealized losses on the available-for-sale portfolio that is carried at fair value. The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield increased to 1.89% during the six-month period ended June 30, 2022 from 1.65% as at December 31, 2021. Total net unrealized losses on the available-for-sale portfolio increased to $152.0 million, compared with total net unrealized losses of $21.8 million at December 31, 2021, as a result of rising long-term US dollar interest rates. No credit losses have been noted as at June 30, 2022 or December 31, 2021. Total deposits were $13.1 billion at June 30, 2022, a decrease of $0.8 billion from December 31, 2021. This decrease is mainly due to the anticipated normalization of pandemic- related elevated deposit levels, as well as the impact of foreign exchange translation from non-US dollar deposits following the strengthening of the US dollar. Deposits continued to remain elevated across all jurisdictions. Shareholders’ equity decreased 17.9% from $977.5 million as of December 31, 2021 to $802.4 million as of June 30, 2022, driven primarily by the net change in unrealized gains (losses) on AFS investments and the payment of common share dividends. This was partially offset by year-to-date 2022 net income. Assets under administration were $134.5 billion at June 30, 2022. Assets under management were $5.0 billion at June 30, 2022. Complete financial statements and notes to the financial statements for the six months ended June 30, 2022 are available via the Investor Relations link of our website, www.butterfieldgroup.com.

Financial highlights

In thousands of US dollars except per share data
(Unaudited except where stated)

Consolidated Balance Sheets	As at June 30, 2022	December 31, 2021[1]
Cash due from banks, securities purchased under agreement to resell, and short-term investments	2,855,787	3,474,858
Investment in securities	5,969,553	6,237,296
Loans, net of allowance for credit losses	5,139,021	5,240,670
Premises, equipment and computer software, net of accumulated depreciation	141,522	138,686
Total assets	14,349,934	15,335,200
Total deposits	13,074,975	13,870,223
Long-term debt	172,083	171,876
Shareholders' equity	802,439	977,493

[1] Audited

Key Balance Sheet Ratios	June 30, 2022	December 31, 2021
Common equity tier 1 capital ratio[2]	17.7%	17.6%
Tier 1 capital ratio[2]	17.7%	17.6%
Total capital ratio[2]	21.4%	21.2%
Leverage ratio[2]	5.8%	5.6%
Risk-Weighted Assets (in $ millions)	4,854	5,101
Risk-Weighted Assets / total assets	33.8%	33.3%
Tangible common equity ratio	5.1%	5.8%
Book value per common share (in $)	16.17	19.83
Tangible book value per share (in $)[3]	14.61	18.08
Non-accrual loans/gross loans	1.2%	1.2%
Non-performing assets/total assets	0.5%	0.5%
Allowance for credit losses/total loans	0.5%	0.5%

(2) In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.
(3) See table "Reconciliation of US GAAP Results to Core Earnings" for reconciliation of US GAAP results to non-GAAP measures.

	For the three months period ended		For the six months period ended	
Consolidated Statements of Operations	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Non-interest income	51,811	48,843	101,731	96,416
Net interest income after provision for credit losses	81,279	75,679	157,846	152,134
Other gains (losses)	78	683	881	(70)
Total net revenue	133,168	125,205	260,458	248,480
Salaries and other employee benefits [4]	42,276	43,191	83,284	82,151
Other non-interest expenses [5]	41,763	42,399	83,694	85,099
Net income	49,129	39,615	93,480	81,230
Non-core items [3]	1,070	526	1,409	526
Core net income [3]	50,199	40,141	94,889	81,756

[4] Includes non-service employee benefits expense
[5] Includes income taxes

Key Financial Ratios				
Return on common equity (%)	24.5%	16.7%	21.9%	17.0%
Core return on average tangible common equity (%) [3]	27.8%	18.7%	24.6%	19.0%
Return on average assets	1.3%	1.0%	1.3%	1.1%
Net interest margin	2.26%	2.01%	2.14%	2.05%
Core efficiency ratio [3]	60.2%	66.3%	61.9%	65.5%
Earnings per share ($)				
Basic	0.99	0.80	1.89	1.64
Diluted	0.99	0.79	1.88	1.63
Diluted - core [3]	1.01	0.80	1.91	1.64
Number of common shares [6]	49,629,678	49,588,145	49,629,678	49,588,145
Dividend paid - common [7]	0.44	0.44	0.88	0.88

[6] Actual outstanding excludes common shares held as treasury stock.
[7] Common share capital, BMD 0.01 par, authorised voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000

Directors' and Executive Officers' Share Interests

Pursuant to Regulation 6.9(2)(x)(a) and (b) of Section IIA of the Bermuda Stock Exchange Listing Regulations, the total interests of all directors and executive officers of the Bank as at June 30, 2022 in the common shares of the Bank were 486,981 shares.

[8] Refers to executives and directors in office as at June 30, 2022.

During the 6 month period ended June 30, 2022, 252,429 restricted common shares of the Bank were granted to executive officers[8] and 19,363 unrestricted common shares were granted to directors[8]. During the same period, no stock options were granted by the Bank and no outstanding stock options were exercised by executive officers or directors.

Further Financial Information

The Group's results are stated in accordance with US GAAP. Further financial information may be found on our web site at: www.butterfieldgroup.com.

Reconciliation of US GAAP results to core earnings

The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or "non-core". Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

(Unaudited) (in millions except per share amounts)		For the three months period ended June 30, 2022	For the three months period ended June 30, 2021	For the six months period ended June 30, 2022	For the six months period ended June 30, 2021
Net income to common shareholders	A	49.1	39.6	93.5	81.2
Non-core items					
Non-core (gains) losses					
Gain on disposal of Visa Inc. Class B shares		—	(0.9)	—	(0.9)
Total non-core (gains) losses	B	—	(0.9)	—	(0.9)
Non-core expenses					
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		1.0	1.4	1.0	1.4
Tax compliance review costs		—	—	0.1	—
Settlement of client related tax inquiry		—	—	0.2	—
Total non-core expenses	C	1.1	1.4	1.4	1.4
Total non-core items	D=B+C	1.1	0.5	1.4	0.5
Core net income attributable to common shareholders	E=A+D	50.2	40.1	94.9	81.7
Average common equity	F	804.6	950.6	861.1	961.8
Less: average goodwill and intangible assets		(80.0)	(91.4)	(82.3)	(92.0)
Average tangible common equity	G	724.6	859.2	778.8	869.8
Return on equity	A/F	24.5 %	16.7 %	21.9 %	17.0 %
Core return on average tangible common equity	E/G	27.8 %	18.7 %	24.6 %	19.0 %
Core earnings per common share fully diluted					
Adjusted weighted average number of diluted common shares (in thousands)	H	49,771.4	49,945.3	49,805.9	49,917.4
Earnings per common share fully diluted	A/H	0.99	0.79	1.88	1.63
Non-core items per share	D/H	0.02	0.01	0.03	0.01
Core earnings per common share fully diluted	E/H	1.01	0.80	1.91	1.64
Core return on average tangible assets					
Total average assets	I	14,793.3	15,371.6	15,100.4	15,183.2
Less: average goodwill and intangible assets		(80.0)	(91.4)	(82.3)	(92.0)
Average tangible assets	J	14,713.3	15,280.2	15,018.1	15,091.2
Return on average assets	A/I	1.3 %	1.0 %	1.3 %	1.1 %
Core return on average tangible assets	E/J	1.4 %	1.1 %	1.3 %	1.1 %
Tangible equity to tangible assets					
Shareholders' equity	K	802.4	966.6	802.4	966.6
Less: goodwill and intangible assets		(77.5)	(90.2)	(77.5)	(90.2)
Tangible common equity	L	724.9	876.4	724.9	876.4
Basic participating shares outstanding (in millions)	M	49.6	49.6	49.6	49.6
Book value per common share	N=K/M	16.17	19.49	16.17	19.49
Tangible book value per common share	O=L/M	14.61	17.67	14.61	17.67
Efficiency ratio					
Non-interest expenses		83.0	84.8	164.9	165.7
Less: amortization of intangibles		(1.4)	(1.5)	(2.9)	(3.0)
Non-interest expenses before amortization of intangibles	P	81.6	83.3	162.0	162.7
Non-interest income		51.8	48.8	101.7	96.4
Net interest income before provision for credit losses		82.0	74.7	157.8	149.6
Net revenue before provision for credit losses and other gains/losses	Q	133.8	123.5	259.5	246.0
Efficiency ratio	P/Q	61.0 %	67.4 %	62.4 %	66.1 %
Core efficiency ratio					
Non-interest expenses		83.0	84.8	164.9	165.7
Less: non-core expenses	(C)	(1.1)	(1.4)	(1.4)	(1.4)
Less: amortization of intangibles		(1.4)	(1.5)	(2.9)	(3.0)
Core non-interest expenses before amortization of intangibles	R	80.5	81.9	160.6	161.3
Core revenue before other gains and losses and provision for credit losses	S	133.8	123.5	259.5	246.0
Core efficiency ratio	R/S	60.2 %	66.3 %	61.9 %	65.5 %

**Certain amounts and figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

FORWARD-LOOKING STATEMENTS Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. The Bank of N.T. Butterfield & Son Limited 65 Front Street Hamilton, Bermuda butterfieldgroup.com